[AmTrust Financial Services, Inc. Letterhead]

November 7, 2013

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn.: Jim Rosenberg
Washington D.C. 20549

Re:    AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 6, 2013
File No. 001-33143

Dear Mr. Rosenberg:
This letter is in response to comments made by the Staff of the Securities and Exchange Commission (the “Staff”) in its correspondence dated November 5, 2013 to AmTrust Financial Services, Inc. (the “Company”) with respect to the above-referenced filings.
The Company is in receipt of the Staff’s comment letter and is actively engaged in preparing a response. However, due to scheduling constraints of certain key employees who will help draft its response and its upcoming Form 10-Q filing, the Company is not able to respond within the requested ten (10) business day deadline included in the comment letter. Therefore, in accordance with its discussion with the Staff, the Company requests an extension to respond to the Staff’s comment letter on or before December 4, 2013.
If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned, Charles Rezabek or Catherine Miller at (216) 328-6100. Thank you very much.

AMTRUST FINANCIAL SERVICES, INC.

/s/ Ronald E. Pipoly, Jr.
By: Ronald E. Pipoly, Jr.
Its: Chief Financial Officer

cc:    Ibolya Ignat, Securities and Exchange Commission
Donald Abbott, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP